Exhibit 99.2

canopy growth corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ENDED June 30, 2018

august 14, 2018

Canopy Growth Corporation (“the Company” or “Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. Common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and since May 24, 2018 trade on the New York Stock Exchange (“NYSE”) under the symbol “CGC”.

This Management’s Discussion and Analysis of the Financial Condition and Results of Operation (“MD&A”) is dated August 14, 2018. It should be read in conjunction with the Company’s unaudited consolidated financial statements (the “Interim Financial Statements”) for the three month period ended June 30, 2018, including the accompanying notes.

This MD&A was prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended June 30, 2018 and up to and including August 14, 2018.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and was approved by the Company’s Board of Directors on August 14, 2018.

The accompanying Interim Financial Statements were prepared in compliance with International Financial Reporting Standards 34 – Interim Financial Reporting (“IAS 34”), in accordance with subparagraph 3.2(1) (b) of NI 52-107 and include the accounts of the Company and its subsidiaries and the Company’s interests in affiliated companies (see page 5). All intercompany balances and transactions have been eliminated on consolidation.

Additional information including this MD&A, consolidated financial statements for the three months ended June 30, 2018, and the Company’s annual information form for the year ended March 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or at www.sec.gov/edgar and also on the Company’s website at www.canopygrowth.com.

Canopy Growth does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

Of note, equivalent kilograms refers to the equivalent number of dried kilograms of cannabis required to produce extracted cannabis in the form of cannabis oil. The Company estimates and converts its cannabis oil inventory to equivalent grams using a standard conversion ratio of the number of grams of dry flower used to produce the extracted cannabis products.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities legislation, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;
•	the Company’s expectations regarding legislation, regulations and licensing related to the cultivation, production and sale of cannabis products by the Company’s wholly-owned subsidiaries;
•	the expected number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the expected number of users of recreational cannabis or the size of the recreational cannabis market in Canada and internationally;
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the potential time frame for the implementation of legislation to legalize regulated recreational cannabis use in Canada and internationally and the potential form implementation of the final legislation will take, including the method of delivery and framework adopted or to be adopted by various Canadian provinces or other jurisdictions;

•	the potential size of the regulated recreational cannabis market in Canada;
•	the ability to enter and participate in international market opportunities;
•	the Company’s expectations with respect to the Company’s future financial and operating performance;
•	the Company’s expectations with respect to future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	product sales expectations;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated results of research and development;
•	inventory and production capacity expectations including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	expectations with respect to future expenditures and capital activities;
•	statements about expected use of proceeds from fund raising activities; and
•	the Company’s ability to achieve profitability without further equity financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. This MD&A should be read in conjunction with the risk factors described in the “Risk and Uncertainties” section of this MD&A and as described in the Company’s annual information form for the year ended March 31, 2018. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

CORPORATE STRATEGY

Canopy Growth, an early mover in Canadian and international markets, is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, securing channels to market, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

To achieve this, the Company will continue making deliberate investments, including via acquisition and entering into strategic partnerships to:

•	Increase the strength and differentiation of the Company’s multiple brands;
•	Increase awareness of the healthcare community as to the potential applications of medical cannabis;
•	Drive growth in international markets in which cannabis is federally legal;
•	Increase the efficiency and effectiveness of the Company’s customer engagement resources;
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Increase the diversity, quality and inventory of products, across value and premium cannabis market segments, through expanded owned production capacity, partner or joint owned capacity as well as partner capacity offtake;

•	Implement robust information technology systems including Enterprise Resource Planning;
•	Drive automation into packaging and shipping to improved distribution capabilities;
•	Drive production and yield efficiencies and focus on cost reduction efforts;
•	Increase the sophistication, capacity and efficiency of the Company’s post-harvest processing capabilities including trimming, drying and oil extraction;
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Implement retail sales strategy, effective sales management and market support capabilities to help drive and participate in the the growth of the Canadian Regulated Recreational, or Adult Access market;

•	Expand the Company’s business into the development of value-added products for, and the marketing, production and sale of value-added products as permitted by regulations;
•	Support and participate in the development of social responsibility initiatives related to cannabis; and
•	Foster a positive, challenging and rewarding work environment for the Company’s staff.

The Company continues to direct significant effort on major expansion plans to increase both capacity and capability and ensuring those plans are well funded as evidenced by the investment of $600,000 in gross proceeds from the convertible debenture financing that closed on June 22, 2018, including the over-allotment option.

Early in the development of the Company’s plan to enter the future regulated recreational market across Canada, management realized that securing channels to market was equally, if not more, important than licensed cultivation capacity as distribution drives revenue while capacity alone does not. To strengthen the Company’s ability to secure and deepen these channels, management has invested significant resources to:

•	Establish and strengthen relationships with the provincial and territorial agencies;
•	Increase cannabis inventory, product variety and production capacity;
•	Strengthen packaging and distribution capabilities;
•	Establish strong sales support capabilities across the country;
•	Develop and implement retail sales training and education programs;
•	Implement robust information technology systems; and
•	Make prudent economic commitments within the provinces and territories.

The investments highlighted above have helped the Company secure supply related agreements with all eight of the provinces and territories that have announced supply agreements to date (Newfoundland & Labrador, New Brunswick, Prince Edward Island, Quebec, Yukon, Manitoba, Alberta and British Columbia), for a total annualized commitment of over 67,000 kg/year. Negotiations with the remaining provinces and territories are ongoing. The Company’s channels to market and its ability to build brand, build demand for its products and capture retail margins have been strengthened by its successful efforts to secure retail locations in Newfoundland & Labrador and Manitoba and permits to apply for retail locations in Saskatchewan. In addition, the Company has also secured the license to offer online sales to the residents of Newfoundland & Labrador, Manitoba and Saskatchewan. The Company is also pursuing a strategic retail presence in Alberta, British Columbia, and Ontario as and if permitted by regulations in those provinces.

CORPORATE STRUCTURE
Controlled or jointly controlled subsidiaries
Legal entity	Defined as	% Ownership	Accounting method
Tweed Inc.	Tweed	100.0%	consolidation
Tweed Farms Inc.	Tweed Farms	100.0%	consolidation
Bedrocan Canada Inc.	Bedrocan Canada	100.0%	consolidation
Spectrum Cannabis Canada Ltd. (formerly Mettrum Ltd.)	Spectrum Cannabis	100.0%	consolidation
Tweed Grasslands Cannabis Inc.	Tweed Grasslands	100.0%	consolidation
Mettrum Hempworks Inc.	Mettrum Hempworks	100.0%	consolidation
Groupe H.E.M.P.CA	Group H.E.M.P.	75.0%	consolidation
Spektrum Cannabis GmbH	Spektrum Cannabis	100.0%	consolidation
Vert Cannabis Inc.	Vert Cannabis	100.0%	consolidation
2344823 Ontario Inc. d/b/a Bodystream	Bodystream	100.0%	consolidation
Apollo Applied Research Inc. and Apollo CRO Inc.	together "Apollo"	100.0%	consolidation
Spot Therapeutics Inc.	Spot	100.0%	consolidation
Spectrum Cannabis Australia PTY Ltd.	Spectrum Australia	100.0%	consolidation
Spectrum Czech ApS	Spectrum Czech	100.0%	consolidation
Spectrum Chile SpA	Spectrum Chile	100.0%	consolidation
DaddyCann Lesotho PTY Limited	DCL	100.0%	consolidation
Les Serres Vert Cannabis	Vert Mirabel	66.7%	consolidation
Spectrum Cannabis Denmark Aps	Spectrum Cannabis Denmark	62.0%	consolidation
Grow House JA Limited	Tweed JA	49.0%	consolidation
Canopy Rivers Corporation	Canopy Rivers	30.1%	consolidation
BC Tweed Joint Venture Inc.	BC Tweed	66.7%	joint operation

Investments in affiliates
Legal entity	Defined as	% Ownership	Accounting method
Agripharm Corp.	Agripharm	40.0%	equity
Canopy Health Innovations Inc.	Canopy Health	42.9%	equity
Bedrocan Brasil S.A.	Bedrocan Brasil	39.8%	equity
Entourage Phytolab S.A.	Entourage	40.0%	equity
AusCann Group Holdings Ltd.	AusCann	9.9%	FVTOCI and FVTPL
Vapium Incorporated	Vapium	12.0%	cost
HydRx Farms Ltd. (operating as Scientus Pharma Inc.)	HydRx	9.6%	cost
TerrAscend Corp	TerrAscend	23.8%	equity and FVTPL
James E. Wagner Cultivation Ltd.	JWC	14.2%	cost
Radicle Medical Marijuana Inc.	Radicle	23.8%	equity
LiveWell Foods Canada Inc.	LiveWell	10.0%	equity
Solo Growth Corp.	Solo Growth	9.7%	FVTOCI
Good Leaf, Inc.	Good Leaf	8.8%	FVTOCI and FVTPL

HIGHLIGHTS

First Quarter 2019 Revenue and Operational

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The Company continues to invest significant effort and resources across all business areas in preparation for the recreational market.  Activities included the development, construction and licensing of large greenhouse cultivation platforms in BC, Quebec and Ontario, the development of a regional distribution centre with highly efficient automation of product packaging, securing recreational cannabis supply commitments to provinces and territories, building product inventories, the development of branding, marketing and education campaigns, the development of new permitted product SKUs including pre-rolled form factors, the development of recreational product packaging, the development of cannabis retail and education programs and the development of the Tweed retail store concept and rollout strategy.

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Total first quarter revenue was $25,916 representing a 63% increase over the quarter ended June 30, 2017 when revenue totaled $15,873 and a 14% increase over revenues of $22,806 in the fourth quarter of fiscal 2018.

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2,695 kilograms and kilogram equivalents[1] sold in the first quarter ended June 30, 2018, representing an increase of 47% over the first quarter of last year, and an increase of 7% over the fourth quarter of fiscal 2018 in which 2,528 kilograms and kilogram equivalents were sold.

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Oil sales, including gel caps, accounted for 26% of first quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the first quarter accounted for 2,650 liters (or approximately 330 kilogram equivalents) of the kilogram and kilogram equivalents stated above. In comparison, oil sales, including gel caps, accounted for 19% of product revenue in the three month period ended June 30, 2017.

•	Cannabis sales in Germany accounted for 14% of product revenue in the first quarter as compared to 2% in the same quarter last year.
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Average sales price per gram was $8.94 for the first quarter, as compared to $7.96 last year in the same quarter and $8.43 in the fourth quarter of fiscal 2018, due to changes in the mix of product sold and increasing sales in Germany.

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Spektrum Cannabis sold 248 kilograms in Germany at an average price of $13.62 per gram, up from 175 kilograms at an average price of $13.35 per gram in the fourth quarter of fiscal 2018, representing quarter over quarter growth of 42% and 2% respectively.

•	Harvested 9,685 kilograms in the first quarter as compared to 4,811 kilograms in the fourth quarter of fiscal 2018 and 5,575 kilograms in the first quarter of fiscal 2018.
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At quarter end the Company held inventory of 19,721 kilograms of dry cannabis, 14,895 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 1,055 kilograms of softgel capsules. Inventories are continuing to be scaled to meet management’s expectation of market demands, including the legalized recreational market expected later in calendar 2018.

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Canopy Health Innovations received approval from Health Canada to proceed with Phase IIb “in-human” clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trial will be conducted in collaboration with a leading Canadian research institution.

•	Consolidated cash and cash equivalents were $657,896 at June 30, 2018.

RECENT EVENTS

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On July 4, 2018, the Company closed its previously announced transaction to acquire the remaining 33% stake of BC Tweed Joint Venture Inc. (“BC Tweed”). In connection with the transaction, Canopy Growth paid $1,000 in cash as a nonrefundable deposit against the purchase price and issued in escrow 12,619,148 common shares of the Company to the minority shareholders of BC Tweed with a value on the closing date of approximately $487,730. Payments are milestone-based and will be released over three years based upon the achievement of certain production milestones. In addition, the Company issued 674,821 common shares of the Company at the same with a value on closing of $26,082 in connection with an option to acquire certain future infrastructure from the Operators, subject to certain conditions.

[1]	Kilogram equivalents refers to cannabis oils where 8 ml is the equivalent of approximately 1 gram of dried cannabis.

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On July 5, 2018, the Company introduced its Latin American affiliate Canopy LATAM Corporation (“Canopy LATAM”), a wholly owned and controlled subsidiary of Canopy Growth Corporation. Through Canopy LATAM, the Company acquired Spectrum Cannabis Colombia S.A.S. (“Spectrum Cannabis Colombia”), which previously operated as Colombian Cannabis S.A.S. (“Colombian Cannabis”), expanding the Company’s focus on the emerging medical cannabis market of Latin America. The Company issued the former shareholders of Spectrum Cannabis Colombia 1,193,237 common shares of the Company on closing. Upon the satisfaction of four further milestones, the Company will issue the former shareholders of Spectrum Cannabis Colombia up to 524,576 common shares of the Company on the completion of each milestone. The Company will issue the shareholders of Canindica, 595,184 common shares of the Company on closing. Upon the satisfaction of four different milestones, the Company will issue the shareholders of Canindica additional common shares, with each milestone valued at US$9,333,333 and to be paid out in common shares based upon the 20 day volume weighted average trading price of the Company’s common shares on the TSX on the date prior to the date each such milestone is satisfied. The maximum value issuable to the shareholder of Canindica pursuant to the four milestones is US$27,333. On July 4, 2023, the Company shall make an extra payment to those parties who had completed all of their milestones by that date. Payment will be made in common shares of the Company based upon the 20-day volume weighted average trading price of the Company’s common shares on the TSX on July 4, 2023. The Company will issue the former shareholder of Spectrum Cannabis Colombia common shares of the Company equal to four percent (4%) of the fair market value of Canopy LATAM. The Company will issue to Canindica, such number of common shares of the Company equal to six percent (6%) of the fair market value of Canopy LATAM.

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During July 2018, the Company entered into a supply agreement with the province of Alberta and a Memorandum of Understanding (“MOU”) with the province of British Columia that, together with other provincial and territorial agreements previously announced, brought the total under supply agreements and MOUs to 67,500 kilograms on an annualized basis as of August 14, 2018.

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On July 9, 2018, the Company entered into an agreement to acquire Hiku Brands Company Ltd. (“Hiku”) as part of Canopy Growth’s ongoing effort to strengthen its portfolio of brands “under the Canopy”. Hiku brings a set of cannabis brands – DOJA (targeted at active, wellness west coast lifestyle), Van der Pop (targeted at women, the fastest growing segment of adult cannabis consumers) and Maitri (targeted at French speaking consumers) that is complementary to the Company’s owned brands. The acquisition of Hiku, which requires shareholder approval on August 30, 2018, is expected to close in the second quarter of fiscal 2019. Under the terms of the Agreement, Hiku shareholders will receive 0.046 of a Canopy Growth common share (each whole share, a “Canopy Share”) in exchange for each common share of Hiku (each, a “Hiku Share”), representing the equivalent of C$1.91 per Hiku Share and a premium of 33% based on the 20-day volume weighted average prices of the Canopy Shares and the Hiku Shares as of July 9, 2018, and a premium of approximately 21% based on the closing prices of the Canopy Shares on the Toronto Stock Exchange (“TSX”) and the Hiku Shares on the Canadian Stock Exchange (“CSE”) on July 9, 2018.

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On August 3, 2018, the Company closed its previously announced transaction to acquire the remaining unowned shares in Canopy Health Innovations (“CHI”) and its wholly-owned subsidiary Canopy Animal Health (“CAH”). Pursuant to the Arrangement Agreement, shareholders of CHI (other than Canopy Growth) received 0.3790 common shares of the Company for each common share of CHI held (the “Exchange Ratio”). In addition, Canopy Growth issued options to purchase common shares of Canopy Growth in exchange for options previously issued by CHI and Canopy Animal Health, based on the Exchange Ratio. In the aggregate, Canopy Growth issued 3,076,941 common shares, having a value on closing of $104,154 along with 568,005 replacement options. The transaction was undertaken by way of a plan of arrangement.

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On August 8, 2018, the Canopy Animal Health, a division of CHI, received approval from the Veterinary Drug Directorate of Health Canada to research the effectiveness of cannabidiol in the treatment of anxiety in certain animals.

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At a Special Meeting of the Shareholders on July 30, 2018 the Shareholders approved an increase in the maximum number of shares issuable from treasury pursuant to Awards under the Omnibus Plan to 15% of the total outstanding shares less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company.

DESCRIPTION OF THE BUSINESS

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

On August 24, 2016, the Government of Canada introduced new regulations, known as the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), governing the use of cannabis for medical purposes. Under the ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis.

The ACMPR, remained largely consistent with the former Marihuana for Medical Purposes Regulations (“MMPR”), but restores the ability of patients to grow their own cannabis at home, including the ability to designate a fourth-party grower through regulations akin to the former Medical Marihuana Access Regulations (MMAR).

Health Canada recently reported that over 296,000 patients had enrolled into the ACMPR program by March 31, 20182. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000 creating a market worth an estimated $1.3 billion3, estimates that management believes is very conservative considering the growth in patient enrollment that has been experienced to date in the program. Eight Capital estimates that by 2024 the medical cannabis market in Canada will be worth $3.0 billion4.

LEGALIZATION OF REGULATED RECREATIONAL CANNABIS IN CANADA

Background

On April 13, 2017, the Canadian Federal Government tabled legislation (Bill C-45) to legalize regulated recreational cannabis in Canada. On June 19, 2018, Bill C-45 passed and then received royal asset on June 20, 2018. The Government is targeting implementation for October 17, 2018.

At the onset of the regulated recreational cannabis market, permitted products will be the same as what is currently offered in the medical cannabis market – dried flowers, oils and soft-gel. As this product offering represents only a portion of the products available on the illicit market, the federal government has indicated that value-added products including higher concentrated oils and ingestibles will be permitted for sale within a year of the opening of the regulated recreational cannabis market. Federal legislation gives responsibility for regulating the distribution and retail of recreational cannabis to the provinces and territories.

CIBC World Markets reports estimates of the potential value of the regulated recreational cannabis market in Canada range from $5.0 billion to $10.0 billion per year. The lower market value of $5.0 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.5 To put the potential size of the Canadian regulated recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.6

Provincial Distribution and Retail Frameworks

To date, the provinces of Ontario7, New Brunswick8, Quebec9 , PEI10 and Nova Scotia11 have announced that their provincial liquor control agencies will oversee the distribution and retail on non-medicinal cannabis. The provinces of Manitoba12, Newfoundland & Labrador13, Saskatchewan14, Alberta15, British Columbia16 and the Yukon Territory17 have announced that the provincial liquor control agency will be responsible for distribution and oversee the private retail of non‑medicinal cannabis.

[2]	http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php
[3]	http://www.cbc.ca/news/canada/1-3b-medical-marijuana-free-market-coming-to-canada-1.1872652
[4]	Eight Capital “The Value Case for Investing in the Cannabis Sector”, market research report published July 26, 2017
[5]	http://research.cibcwm.com/economic_public/download/eijan16.pdf
[6]	http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm
[7]	https://news.ontario.ca/mof/en/2017/09/ontarios-cannabis-retail-and-distribution-model.html
[8]	http://www2.gnb.ca/content/gnb/en/news/news_release.2017.09.1206.html
[9]	http://plus.lapresse.ca/screens/b9063848-7868-4a20-846b-a84fcd3a747f%7C_0.html
[10]	https://www.princeedwardisland.ca/en/news/province-sets-next-policy-directions-cannabis-legalization
[11]	https://novascotia.ca/cannabis/#cannabis-retail-and-distribution
[12]	http://news.gov.mb.ca/news/?archive=&item=42491
[13]	http://www.releases.gov.nl.ca/releases/2017/exec/1123n01.aspx
[14]	https://globalnews.ca/news/3951690/marijuana-to-be-sold-in-private-saskatchewan-stores-and-online/
[15]	https://www.alberta.ca/cannabis-framework.aspx
[16]	https://globalnews.ca/news/3897846/bc-government-unveils-how-cannabis-will-be-sold-once-legalized/
[17]	https://yukon.ca/en/news/government-yukon-tables-cannabis-control-and-regulation-act

LEGALIZAtiON Of CANNABIS in international jurisdictions

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes.

Since 2014, the actions of governments around the world have signaled a significant change in attitudes towards cannabis. To date, federal governments in at least 20 additional countries including Argentina, Austria, Australia, Brazil, Denmark, Chile, Columbia, Germany, Greece, Israel, Italy, Jamaica, Lesotho, Mexico, Netherlands, Norway, Poland, Puerto Rico, South Africa, Switzerland and Turkey have formally legalized medicinal cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens.

In addition, many other countries including Belgium, Ireland, England, France, Portugal, Spain and India have established formal government efforts to explore the legalization of medicinal cannabis access.

Figure 1: Map of countries with/exploring federally legal cannabis access regimes in 2018

OVERVIEW OF CANOPY GROWTH CORPORATION

At June 30, 2018, there were 1,435 full-time employees in the Company as compared to 1,033 at March 31, 2018 and 637 at June 30, 2017.

Canopy Growth is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

The Company’s diverse platform of brands “under the Canopy” allows the Company to effectively deploy brands that are targeted towards specific customer demographics, use occasions and product form factors.

OWNED Brands

Spectrum Cannabis

Spectrum Cannabis is the Company’s international medical brand and will serve as the Company’s physician and patient facing identity across all federally legal jurisdictions where Canopy Growth operates. “Spectrum” in the name refers to the Company’s trademarked colour-coded cannabis strain classification system.

Figure 2: Strain categorization by colour spectrum (and % of THC or CBD)

Tweed

A key focus of the Company, since its inception, has been the development of its flagship Tweed brand. From the name, quality and consistency, logo and design aesthetic, to the tone and light-hearted copy, Tweed deliberately chose to incorporate a sense of texture and approachability that welcomes customers and encourages an intimate relationship and trust with the brand. The Tweed brand will evolve towards an adult lifestyle brand to best serve the needs of the future regulated recreational market in Canada.

Bedrocan Canada

The Bedrocan brand has been associated with standardized cannabis to medical patients in the Netherlands for more than 20 years. The Company acquired the Bedrocan Canada brand in 2015 to strengthen the Company’s position in the Canadian medical cannabis market. On June 7, 2018, the Company announced that under the terms of an agreement with Bedrocan International BV (“BI”), the Company will decrease and eventually cease the production and sale of Bedrocan products within the 2018 calendar year to bring the BI licensing arrangement to a close. As part of the agreement, Bedrocan Canada and BI will discontinue the previously announced arbitration proceedings.

Canopy Growth will retain the licensed production facility, licensed sales facility, and all associated licenses owned and operated by Bedrocan Canada. The Company will redeploy these facilities, free of the current royalty structure and fixed production practices, to develop new premium branded cannabis offerings.

The Company and BI also agreed to a moratorium with immediate effect, that will allow BI to re-commence business in the Canadian market from January 1, 2020 and the South American market from June 7, 2019.

AFFILIATED BRANDS

Leafs By Snoop

Tweed has partnered with Snoop Dogg, a renowned cannabis connoisseur and business pioneer in the Cannabis sector. Snoop and business partner Ted Chung recently launched online media platform MERRY JANE, the definitive cultural destination for news and original content.

Tweed and renowned cannabis business pioneer Snoop Dogg have partnered to bring the Leafs By Snoop offering of diverse whole-flower and oil strains, including a high CBD option and mid to high-range THC options, to Tweed customers.

DNA-Certified

DNA Genetics, world-renowned Cannabis breeders, have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. Tweed has leveraged DNA's expertise in cannabis breeding to bring new, exclusive DNA Certified strains to Tweed customers.

Green House Seeds Company and Organa Brands

For 30 years Green House Seeds Company (“Green House”) has been at the forefront of cannabis legalization by advocating for its normalization and expansion into new territories. A leader in cannabis genetics, Green House has won many international awards including Cannabis Cups and Highlife Cups. Organa Brands Ltd. (“Organa Brands”), founded in 2010, is a cannabis extract product innovator. Bringing together some of the best minds in the regulated cannabis market, Organa Brands operates one of the longest-running CO₂ extraction facilities – Organa Labs.

Retail BRANDS

Tweed Main Street

With expected prominence of online sales during the initial rollout of the regulated recreational market and the continuation of the existing ACMPR e-commerce-driven market for Canadian medical patients, Canopy Growth launched the Tweed Main Street online store in April 2017, a single online platform that enables registered patients to purchase medicinal cannabis from multiple producers across numerous brands. With

Tweed Stores

With the many provinces (Newfoundland & Labrador, Manitoba, Saskatchewan, Alberta, British Columbia, and possibly Ontario) allowing private retail of recreational cannabis, the Company has invested resources in the development of a retail store concept under the Tweed brand and pursued retail store licenses, where appropriate, in the provinces mentioned above.  To date, the Company has secured cannabis retail store licenses for Tweed stores in Newfoundland & Labrador and Manitoba, permits to apply for licenses in Saskatchewan and submitted license applications in Alberta.

DOMESTIC CANNABIS Production – OWNED & PARTNER FACILITIES

Through its wholly-owned subsidiaries and partnerships, Canopy Growth operates numerous state-of-the-art production facilities with over 2.4 million sq. ft. of licensed indoor and greenhouse production capacity as at June 30, 2018. In addition, through wholly-owned subsidiaries and partnerships, the Company is developing a number of additional production facilities in Canada. Under the ACMPR program, the Company has ten licenses to cultivate cannabis and 8 licenses to sell cannabis.

The Company will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve regulated recreational customers across Canada in the future. To date, the Company has announced capacity expansions totaling over 3.2 million sq. ft. beyond the current licensed footprint for a total of 5.6 million sq. ft licensed facilities.

Table 1 below provides a summary of the Company’s domestic production capacity

Facility	Ownership	Description	Approx. Size (sq. ft., rounded)	Status	Anticipated Development Project Completion
Smiths Falls, ON	Wholly-owned	Indoor Cultivation & post-harvest processing Oil extraction GMP Certified area Dealer’s License Area Distribution Centre Advanced Manufacturing Building Visitor Centre	730,000	168,000 sq. ft. licensed Project Underway	CY2018
Niagara-on-the-Lake, ON	Wholly-owned	Hybrid Greenhouse Cultivation & post-harvest processing GMP Certified area	1,000,000	350,000 sq. ft. licensed Project Underway	CY2018
Aldergrove, BC	Wholly-owned	Hybrid Greenhouse Cultivation & post-harvest processing	1,300,000	840,000 sq. ft. licensed Project Underway	CY2018
Delta, BC	Wholly-owned	Hybrid Greenhouse Cultivation & post-harvest processing	1,700,000	900.000 sq. ft. licensed Project Underway	CY2018
Mirabel, QC	Controllled	Hybrid Greenhouse Cultivation & post-harvest processing	700,000	40,000 sq. ft. licensed Project Underway	CY2018
St. John’s, NL	Wholly-owned	Indoor Cultivation & post-harvest processing Cannabis retail	150,000	Project Underway	CY2019
Edmonton, AB	Wholly-owned	Indoor Cultivation & post-harvest processing	100,000	Project Underway	CY2019
Fredericton, NB	Wholly-owned	Indoor Cultivation & post-harvest processing	50,000	Project Underway	CY2018
Yorkton, SK	Wholly-owned	Indoor Cultivation & post-harvest processing	60,000	15,000 sq. ft. licensed
Bowmanville, ON	Wholly-owned	Indoor Cultivation & post-harvest processing	75,000	Licensed
Creemore, ON18	Partnership	Indoor Cultivation & post-harvest processing Oil Extraction	15,000	Licensed
St. Lucien, QC	Wholly-owned	Indoor Breeding	10,000	Licensed
Scarborough, ON	Wholly-owned	Indoor Cultivation & Post-harvest processing	50,000	Licensed

Table 1: Domestic Cannabis Production Summary

DOMESTIC CANNABIS Production – ParTNER CAPACITY OFFTAKE

The Company has established a number of programs designed to help sector partners, both license applicants and LPs, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to the Company’s customers.

[18]	Agripharm facility 40% owned by the Company for which the Company has an off-take arrangement for between 75%-100% of production

Tweed’s Curated CraftGrow Line

Tweed’s curated CraftGrow line was created to introduce high quality cannabis grown by a diverse set of producers to our customers. To date, nine distinct partners including AB Laboratories Inc., Canada’s Island Garden, Delta 9 Cannabis Inc., JWC Ltd., PhyeinMed Inc., PUF Ventures Inc. SweetGrass Inc., TerrAscend Corp. and Valens GroWorks, have joined CraftGrow, all with different growing styles and approaches to cannabis. Cannabis grown by Canada’s Island Garden and AB Laboratories Inc. have become available for sale in Tweed Main Street.

Agripharm

Agripharm is 40% owned by the Company under a collaborative agreement with Green House and Organa Brands. Pursuant to the agreement, the Company has the right to purchase all of the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical brick and mortar retail locations.

Canopy Rivers

Canopy Rivers works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary companies operating throughout the cannabis value chain. As the portfolio continues to develop, each constituent benefits from opportunities to collaborate with Canopy Growth and among themselves, which the company believes results in an ideal environment for innovation, synergy, and value creation for Canopy Rivers, Canopy Growth, and across the entire Rivers ecosystem.

To date, in collaboration with Canopy Growth, Canopy Rivers has established a diversified portfolio of cannabis industry investments that includes licensed producers, late stage applicants, pharmaceutical formulators, branded developers & distributors, and technology & media platforms. Investments are customized for each counterparty and include a balanced mix of equity, debt, royalty, and profit-sharing agreements.

On May 30, 2018, AIM2 Ventures Inc. (TSXV:AIMB.P) ("AIM2") and Canopy Rivers announced that they had entered into a binding letter of intent dated May 30, 2018 (the "LOI"), which outlines the terms and conditions pursuant to which AIM2 and Canopy Rivers will complete a transaction that will result in a reverse take-over of AIM2 by Canopy Rivers (the "Proposed Transaction"). The Proposed Transaction will be an arm's length transaction, and, if completed, will constitute AIM2's "Qualifying Transaction" (as such term is defined in Policy 2.4 of the TSX Venture Exchange (the "TSXV")).

Also on May 30, 2018, Canopy Rivers announced that it had entered into an engagement letter with CIBC Capital Markets ("CIBC") and GMP Securities L.P. ("GMP"), as joint book runners and together with Eight Capital (collectively with CIBC and GMP, the "Co-Lead Agents") as co-lead agents, on behalf of a syndicate of agents (together with the Co-Lead Agents, the "Agents") pursuant to which Canopy Rivers proposes to issue and sell, on a private placement basis, subscription receipts (the "Subscription Receipts") at a price of $3.50 per Subscription Receipt (the "Issue Price") for aggregate gross proceeds of up to $60,000 (the "Offering").

On May 31, 2018, Canopy Rivers announced its newly appointed, majority independent Board of Directors, as well as a number of strategic appointments to its management team.

On June 18, 2018, Canopy Rivers announced the upsizing of its previously announced private placement offering by subscription receipts. Pursuant to the revised terms of the offering, Canopy Rivers proposes to issue and sell Subscription Receipts at a price of $3.50 per Subscription Receipt for aggregate gross proceeds of up to $104,125. CIBC Capital Markets, GMP Securities L.P. and Eight Capital are acting as co-lead agents, on behalf of a syndicate of agents including Cormark Securities Inc., INFOR Financial Inc. and PI Financial Corp. The Offering closed on July 9, 2018, but funds will only be released after meeting certain conditions to listing on the TSXV, expected later in the third calendar quarter of 2018.

CANADIAN REGULATED ReCREATIONAL CANNABIS MARKET - PROVINCIAL CANNABiS SUPPLY ARRANGEMENTS

Leveraging the combined strength of the Company’s cannabis inventory, in production and future capacity, branding and substantial economic commitments, Canopy Growth is the sole licensed producer to have entered into cannabis-related supply agreements with each announcing provincial and territorial agency. Table 2 below provides a summary of provincial cannabis supply agreements signed to date.

Province/Territory	Quantity (Kilograms)[19]	Term (Years)
Alberta	30,000	One
Quebec	12,000	Three
Newfoundland & Labrador	8,000	Two
Manitoba	6,500	One
British Columbia	5,700	One
New Brunswick	4,000	Two
Prince Edward Island	1,000	Two
Yukon	300	Three
Total:	67,500

Table 2: Provincial Cannabis Supply Agreement Summary

The list of provinces and territories above does not include Canada’s most populous province, Ontario, which has not announced supply agreements to date. Management believes that the Company is well positioned to supply recreational cannabis to the Ontario agency.

CANADIAN REGULATED ReCREATIONAL CANNABIS MARKET - PROVINCIAL RETAIL

As highlighted earlier, the Provinces of Newfoundland & Labrador, Manitoba, Saskatchewan, Alberta and British Columbia are permitting the sale of recreational cannabis products through private retail. Ontario has informally indicated it may also permit private retail, though such plans have not been officially announced. The Company is pursuing a cannabis retail presence in these provinces to capture retail gross margin (incremental to wholesale margin), capture higher market share within the owned channel and establish a powerful marketing vehicle to build the Tweed brand in an environment where opportunities to market and build brands is constrained by regulations.

To date, the Company has received licenses or permits to apply for licenses to operate private retail and online sites in the of these provinces that have announced private retail operations – Newfoundland & Labrador, Manitoba and Saskatchewan. The Company will also pursue private retail licenses in the provinice of Ontario to the extent permitted when the province finalizes its plans. The Company is pursuing retail licenses in a select number of communities in Alberta. Cannabis retail regulations in British Columbia do not permit stores owned by LPs to sell cannabis products of that LP. The Company is closely following developments in Ontario.

Figure 3 below provides a summary of provincial retail licenses secured by the Company.

[19]	Committed quantities per terms of supply agreements, amounts annualized

Figure 3: Provincial Cannabis Retail Summary

The Company has established an owned, technology-enabled direct sales force across the country. This sales force will be responsible for interfacing with cannabis retailers across the country to, among other things, educate retail staff on the Company’s products, foster positive product placement in retail stores and garner real-time/near real-time market intelligence on product demand and to communicate this intelligence back to the Company’s operations.

INTERNATIONAL DEVELOPMENT

Management believes that a significant opportunity exists today to leverage the Company’s expertise, financial strength and business model in federally legal cannabis markets around the world. In addition, management believes future opportunities are likely to exist for the Company in jurisdictions where governments are actively moving towards such a legal framework. Subject to regulatory approval, strategic international business opportunities pursued by the Company could include:

•	Providing advisory services to third-parties that are interested in establishing licensed cannabis cultivation and sales operations;
•	The export of medical cannabis in countries outside of Canada; and
•	Ownership of cannabis cultivation and sales operations in countries outside of Canada, where it is federally legal to do so.

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export cannabis to Australia, Brazil, Czech Republic, Denmark, Germany and Spain. Management believes that an opportunity will exist, for some time to come, to export medical cannabis to countries that require a secure supply of medicinal cannabis but have yet to develop domestic production capabilities.

Further, management believes that over time many countries will move to establish domestic production capabilities, in part due to the economic development opportunities that this represents. Many countries are looking to Canada, and its regulatory framework for the production and commercialization of medical cannabis, with much interest and respect. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

To date, the Company has announced subsidiaries, partnerships or business activities in Germany, Chile, Columbia, Denmark, Jamaica, Lesotho, Australia, Brazil, Czech Republic and Spain as described below.

Figure 4: International subsidiaries, partnerships or business activities

Spektrum Cannabis GmbH

Wholly-owned subsidiary Spektrum Cannabis GmbH (“Spektrum”) is a German-based pharmaceutical distributor. Spektrum has the necessary approvals in Canada and Germany to export/import medical cannabis for sale to German patients. To date, Spektrum distributes cannabis products to over 1200 pharmacies across Germany. Spektrum’s processing facility is GMP certified by Regierungspraesidium Tübingen.

Spectrum Denmark ApS (“Spectrum Denmark”) was established to produce, cultivate and distribute medical cannabis products in Denmark. Spectrum Denmark will also seek to establish operations in other jurisdictions in Europe where federally lawful and regulated. In Fiscal 2018, Spectrum Denmark purchased a 430,000 sq. ft. operating greenhouse facility in Odense, Denmark (“Odense”) and received a cannabis production license by Laegemiddelstyrelsen, Denmark’s Medicines Agency. The license was issued without conditions, meaning that Spectrum Cannabis Denmark will not be limited to a production cap or limited to the product formats it can produce. High quality oils and dried cannabis flowers will be produced in Odense and sold under the Spectrum Cannabis brand.

Spectrum Czech ApS

In first quarter of Fiscal 2019, the Company acquired Annaabis Medical s.r.o (“Annabis Medical”). Annabis Medical is the leader in the Czech Republic’s medical cannabis industry and currently imports and distributes cannabis products pursuant to federal Czech licenses, with products for sale through pharmacy channels across the Czech Republic. Annabis Medical is being renamed Spectrum Czech ApS.

Spectrum Australia

In the first quarter of fiscal 2019, Canopy Growth and the Victoria State Government announced the launch of Spectrum Australia. The Victoria facility will enable domestic cultivation and production of high quality medical cannabis for patients while serving as a distribution hub for other jurisdictions in APAC. It will also operate as the APAC Research and Development Center for the Company, supporting the ongoing research collaboration between Spectrum Australia and Agriculture Victoria on innovations in medical cannabis cultivation and production.

AusCann Group Holdings Ltd.

In exchange for consultation in a number of areas including production, quality assurance and operations and strategic advisory services, the Company initially received a 15% interest and options in Auscann (ASX:AC8). Following subsequent dilutive financings, now owns an 11.01% interest. At June 30, 2018, the AusCann investment was valued at $49,573.

On September 13, 2017, the Company announced that it had entered into a supply agreement with AusCann, whereby Canopy Growth will act as AusCann’s exclusive supplier of medical cannabis for the Australian market, beginning with the transfer of a range of medicines for research and commercialization in Australia.

Victoria Agriculture

In fiscal 2018, the Company and the Victorian State Government signed a MOU to further develop research and technical capabilities in the production of medical cannabis in Australia. The work will focus on medical applications for cannabis genetics, strain development, cultivation, and processing. This partnership will directly contribute to the emerging medical cannabis industry in Australia, allowing for improved patient access in that market, creating a leadership position for Australia and Canopy Growth in the Asia Pacific geography.

Spectrum Lesotho

In the first quarter of fiscal 2019, Canopy Growth announced that it had acquired Daddy Cann Lesotho PTY Ltd., trading as Highlands (“Highlands”). Based in the Kingdom of Lesotho (“Lesotho”), Highlands holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

Combining the domestic and regional knowledge of Highlands with the global experience and expertise of Canopy Growth is the latest example of the Company establishing a meaningful local presence. With the objective of future local production to serve the regional market, these operations are part of Canopy Growth’s commitment to the Lesotho economy including supporting job creation and lasting community engagement. All key members of Highlands’s management team will continue to lead the organization.

Tweed JA

The Company owns 49% of Tweed JA, a Jamaican company that had received a provisional license to cultivate and sell medical cannabis and has already begun construction of its greenhouse facility. Canopy Growth believes that the production and formulation model it has built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica's well-established and renowned ganja, oils and other cannabis products on a global level.

Alcaliber S.A.

In fiscal 2018, the Company and its wholly-owned subsidiary Spektrum announced a supply license agreement with Spain’s Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide. In the fourth quarter of fiscal 2018, Canopy Growth confirmed that it had completed a transfer of 1,500 cannabis clones to Alcaliber completing the first phase of the partnership announced on September 11, 2017.

Alcaliber specializes in research and development, breeding and cultivation, and the extraction, purification and preparation of Narcotic Raw Materials (“NRMs”) and Active Pharmaceutical Ingredients (“APIs”). Last year, Alcaliber exported 125 tonnes of alkaloids to 40 countries around the world, representing a 20% market share for NRMs. Alcaliber has been granted a license to cultivate, produce, manufacture, export/import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices.

Canopy LATAM

Canopy LATAM, headquartered in Sao Paulo, Brazil, will focus on advancing medical cannabis through the Spectrum brand and capturing market share across the region comprised of Brazil, Columbia and Chile, home to more than 600 million people, as individual nations modernize their medical cannabis legislation.

Spectrum Cannabis Columbia

Spectrum Cannabis Colombia will serve as a regional production and processing hub for Canopy LATAM. Further, Spectrum Cannabis Colombia owns a uniquely-positioned 126 hectare farm suitable for growing and future operations. This site receives a steady supply of fresh water from a natural lagoon, has favourable electricity rates, and is currently licensed for 42 hectares (4.5 million sq. ft.) of production capacity.

Spectrum Chile SpA

Medical cannabis markets in Chile are emerging and the Company plans to enter the market aggressively in order to position itself as a leader. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

Corporate Position on Conducting Business in THE United States and other International Jurisdictions where Cannabis is Federally-Illegal

As cannabis is currently federally illegal in the U.S., Canopy Growth does not engage in any U.S. cannabis- related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Canopy Growth will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so.  While the Company will not engage in cannabis-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally-illegal, Canopy Growth has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal. The Company has entered into option agreements to purchase certain cultivation infrastructure (for capped capital investment amounts) should cannabis be rescheduled to become a legal substance in the U.S.

PRODUCT DIVERSIFICATION

Management also believes a significant potential future opportunity exists, within an appropriate regulatory framework, to improve the Company’s profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients rather than the base product. This view applies to the medical and regulated recreational cannabis/cannabinoid markets.

Development of Cannabis-Based Medical Therapies - Canopy Health Innovations

Canopy Growth established the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”), to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Health has put a team in place to evaluate, prepare for, and develop cannabis drug formulations and dose delivery systems. The role of the Canopy Health is to act as the pre-clinical and clinical research arm of the Company, which would include elements of product design and ingredient selection, formulation, safety and efficacy testing, and pre-clinical and clinical trials (to the extent required), for a range of products which are anticipated to be developed as the regulatory framework and market evolve.

Canopy Health established subsidiary Canopy Animal Health (“CAH”) to create Cannabis-derived products for applications in veterinary medicine. CAH intends to adapt Cannabis extracts to develop formulations that can be used to create pharmaceutical products for pets. As in the human market, there is a great unmet medical need in the veterinary market to provide effective therapeutics with acceptable safety profiles. CAH is in the process of developing Cannabis-based products that veterinarians can provide via a prescription drug process.

The development and maintenance of a robust IP program is a key element of the Canopy Health’s strategy. The purpose of the program is to build, or otherwise secure, protected status, through patents and otherwise (trademarks, trade secrets, plant breeders rights, copyrights, and other forms of intellectual property). IP is important in order to create competitive advantage in the marketplace and provide an opportunity to earn appropriate economic returns on R&D investments.

To date, Canopy Health has filed thirty-nine (39) US provisional patent applications, across a range of cannabis and cannabinoid uses, compositions, formulations, indications, methods of delivery, and dosing regimens.

It is the intention of Canopy Health to continue to build its intellectual property base through a range of strategies and tactics, including but not limited to, filing additional provisional applications, conversion of those provisional applications into non-provisional utility filings, prosecution of utility filings through to issuance, and extending filings into various additional countries.

Canopy Health plans to graduate product offering over time to higher order formulations and advanced delivery methods, enrich the composition of matter with actives, and ultimately combine cannabis/cannabinoid-based actives with other active pharmaceutical ingredients. This additional breadth and sophistication in offering would allow precision in delivery and innovation in content to better serve the nuanced needs of patients and address additional disease areas with increased specificity.

The Company’s interest in Canopy Health common shares at June 30, 2018 was 42.9%, before increasing its ownership to 100% on August 3, 2018 as described elsewhere in this MD&A.

On June 12, 2018, the Company announced that Canopy Health has received approval from Health Canada to proceed with Phase IIb “in-human” clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trial will be conducted in collaboration with a leading Canadian research institution.   On August 8, 2018, the Company announced that CAH has received approval from the Veterinary Drug Directorate of Health Canada to research the effectiveness of cannabidiol to treat anxiety in certain animals.

Development of Cannabis-based Consumer Recreational Products

The Canadian federal government has indicated that the sale of value-added cannabis-based Consumer Recreational products will be permitted within one of year of the opening of the legal recreational cannabis market in Canada. These products can be expected to include higher concentrated vaping oils (along with related device hardware), edibles and beverages.

Canopy Growth is actively laying the foundation for these products through investment in a range of research and development efforts, the licensing of intellectual property from innovative entrepreneurs in the cannabis industry and the acquisition of select technologies.

Development of Cannabis-based Beverages

Management believes the benefits that cannabis-based beverages can offer consumers including tailored consumption experiences, consumption with reduced/no weight gain, no “hangover”, and limited/no negative interaction with traditional pharmaceutical medications, could cause significant demand to develop for cannabis-based beverages and resulting disruption to traditional alcohol beverage markets.

Canopy has invested significant resources in researching and developing technologies, processes and applications involved in the creation of clear, shelf-stable cannabis-based beverages that offer a social experience that is superior to that of traditional sugar-based alcoholic beverages, specifically, a rapid on-set and shorter duration. Similar to the IP program at Canopy Health, Canopy Growth has built, or otherwise secured, protected status, through pending patents and other IP forms.

Development of Cannabis-based Beverages – Strategic Relationship with Constellation Brands

In Fiscal 2018, Canopy Growth announced that it had entered a strategic relationship with the leading total beverage alcohol supplier in the United States, Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B). Constellation is a leading international producer and marketer of a fast-growing, high-performing portfolio of beer, wine and spirits brands.

In the strategic relationship, Constellation is providing broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, Canopy Growth and Constellation intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal. Financial details related to Constellation’s investment can be found in the Company’s financial statements and notes.

CBD Products

The Company has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie, but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The Company believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen the Company’s consumer facing brands in the future.

On January 25, 2018, the Company announced that it has closed the acquisition of assets and intellectual property from Green Hemp Industrie Ltd. (“Green”). Combining the Company’s expertise in large-scale cannabinoid extraction processes with Green’s unique whole-plant hemp harvesting knowledge and library of stable CBD-rich hemp genetics to positions Canopy Growth leader in low-cost, high yield CBD production. On closing, the Company issued 24,576 common shares. The Company may issue up to another 24,576 common shares if certain production related milestones are achieved.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations and balance sheet data, which is expressed in thousands of Canadian dollars, except share and per share amounts, for the indicated periods.

SELECTED OPERATIONAL INFORMATION
(CDN $000's, except share amounts)
	Three Months Ended
	June 30,	June 30,
	2018	2017

Revenue	$25,916	$15,873
Gross margin before fair value impacts in cost of sales	11,084	8,712
Gross margin before fair value impacts in cost of sales %	43%	55%
Gross margin	41,985	18,182
Gross margin %	162%	115%
Operating expenses before acquisition costs and non-cash operating expenses	37,610	14,031
Total operating expenses	72,691	22,422
Loss from operations	(30,706)	(4,240)
Net loss after taxes	(90,978)	(9,174)
Net loss attributable to Canopy Growth Corporation	(80,277)	(9,054)
Net loss per share - basic and diluted	$(0.40)	$(0.06)
Weighted average shares - basic and diluted	200,160,740	163,884,269

Selected statements of financial position information	June 30,	March 31,
	2018	2018

Cash and cash equivalents	$657,896	$322,560
Biological assets	52,811	16,348
Inventory	118,204	101,607
Other working capital	(64,132)	(49,209)
Total assets	2,112,313	1,436,817
Current and long-term debt	620,288	8,422
Other long-term liabilities	108,732	61,150
Deferred tax liability	30,815	33,536
Shareholders' equity	1,224,463	1,243,238

FIRST Quarter RevIEW

Results of Operations for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017.

SELECTED QUARTERLY INFORMATION
(CDN $000's, except share amounts)	Q1'19	Q4'18	Q3'18	Q2'18
Revenue	$25,916	$22,806	$21,700	$17,569
Net income (loss) attributable to Canopy Growth Corporation	$(80,277)	$(61,544)	$1,583	$(1,338)
Net income (loss) per share - basic	$(0.40)	$(0.31)	$0.01	$(0.01)
Weighted average shares - basic	200,160,740	196,571,715	182,029,481	167,226,218
Net income (loss) per share - diluted	$(0.40)	$(0.31)	$0.01	$(0.01)
Weighted average shares - diluted	200,160,740	196,571,715	194,739,044	167,226,218

	Q1'18	Q4'17	Q3'17	Q2'17
Revenue	$15,873	$14,661	$9,752	$8,498
Net income (loss) attributable to Canopy Growth Corporation	$(9,054)	$(11,994)	$2,992	$5,430
Net income (loss) per share - basic	$(0.06)	$(0.08)	$0.03	$0.05
Weighted average shares - basic	163,884,269	147,060,478	116,813,261	108,872,770
Net income (loss) per share - diluted	$(0.06)	$(0.08)	$0.02	$0.05
Weighted average shares - diluted	163,884,269	147,060,478	123,034,872	112,254,363

REVENUE

Total revenue for the three months ended June 30, 2018 was $25,916 representing a 63% increase over the quarter ended June 30, 2017.

The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In the three months ended June 30, 2018 and 2017, oils, including gel caps, both accounted for 26% and 19% of product revenue for each respective period. In addition, sales in Germany continue to increase and accounted for 14% of product revenue in the quarter ended June 30, 2018 as compared to just 2% in the same quarter last fiscal year.

The total quantity of cannabis sold during the three months ended June 30, 2018 was 2,695 kilograms and kilogram equivalents at an average price of $8.94 per gram, up from 1,830 kilograms and kilogram equivalents at an average price of $7.96 in same period last year due to changes in the mix of product sold and increasing sales in Germany.

COST OF SALES

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Fair market value estimates are based directly on the Company’s selling list prices for specific medical cannabis strains and estimated or expected selling prices to provincial crown corporations in a regulated domestic recreational market, as applicable, though no such prices have yet been established. Costs to sell include post-harvest, trimming, fulfillment, testing and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold. In addition, the inventory production costs are expensed through cost of sales and represents overheads and other production costs of growing, processing and selling cannabis products. Together, the inventory production costs expensed, the fair value changes in biological assets included in inventory sold and other inventory charges, and the gain from changes in the fair value of biological assets comprise cost of sales. Management expects cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, the strains being grown, and where the pre-harvest plants are in the grow cycle at the end of the period.

During the three months ended June 30, 2018, the Company harvested 9,685 kilograms. In comparison, during the three months ended June 30, 2017, the Company harvested 5,575 kilograms. The Company is ramping up production and inventories for later in calendar 2018 when the legalized recreational market is expected to commence to meet expected demand from consumers and the provinces.

The net recovery to cost of sales of $16,069 during the three months ended June 30, 2018 was comprised of inventory production costs expensed to cost of sales of $14,832, fair value changes in biological assets included in inventory sold and other inventory charges of $26,388 offset by the unrealized gain on changes in the fair value of biological assets of $57,289. The impact of changes in the fair value of biological assets recorded during the quarter was due in large part to the part utilization of BC Tweed offset by a lower amount of production at Smiths Falls, Ontario as flower rooms at that facility were re-purposed, for clone propagation for other sites and the preparation of a large footprint pre-pack room, which reduced growing capacity for commercial harvest. In the quarter ended June 30, 2017, the net recovery to cost of sales was $2,309 with inventory production costs expensed amounting to $7,161, fair value changes in biological assets included in inventory sold and other inventory charges of $10,784 offset by the unrealized gain on changes in the fair value of biological assets of $20,254.

The inventory production costs expensed to cost of sales of $14,832 is principally comprised of the cash costs of the inventory sold in the period of $5,856 as well as $8,976 of cash operating costs of subsidiaries not yet cultivating or selling cannabis, such as BC Tweed, Vert Mirabel, Tweed 53 (Edmonton, Alberta) and Spot Therapeutics (Fredericton, New Brunswick) and distribution charges. This compares to the same period last year when the inventory production costs expensed to cost of sales of $7,161 was comprised of the cash costs of inventory sold in the period of $5,828 and $1,333 related to cash costs primarily associated with resetting Mettrum grow operations and centralizing all shipping and fulfilment activities to Smiths Falls as well as operating costs of subsidiaries not yet cultivating or selling cannabis.

Although weighted average costs per gram have been historically trending lower as the Company increases it scale, management has made the decision to no longer report this metric. There are three reasons for this change. First, there is no industry standard for cost per gram components or classification, a situation that management believes may cause investor confusion. Second, consistent with our long held and communicated view that the cannabis market will move beyond traditional dried flower products to cannabis as an ingredient in branded consumer products and medical therapies, management believes the sector will move away from measurements that are more indicative of economics in a commodity agricultural operation than a full-value chain brand company, and therefore not representative of the performance of the Company. Lastly, management believes other key performance indicators will evolve as the legal recreational and retail market takes hold in Canada.

GROSS MARGIN

The first quarter Fiscal 2019 gross margin before the effects of IFRS fair value impacts in cost of sales and other inventory charges, and excluding the costs of non-cultivating subsidiaries totaling $5,387, was $16,471 or 64% of sales.

The first quarter Fiscal 2019 gross margin before the effects of the IFRS fair value impacts in cost of sales and other inventory charges was $11,084 or 43% of sales, as compared to $8,712 or 55% of sales in the first quarter of last year. The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis, described earlier in this MD&A.

The IFRS reported gross margin was $41,985 or 162% of revenue, for the three-month period ended June 30, 2018. In the comparative period ended June 30, 2017, the gross margin on the same basis was $18,182 or 115% of revenue. Gross margin includes the fair value changes in biological assets included in inventory sold and other inventory charges and unrealized gain on changes in fair value of biological assets.

The IFRS gross margin was mostly impacted by the partial utilization of BC Tweed facilities, full utilization of Tweed Farms greenhouse, full operation of the Bowmanville facility partially offset by a lower amount of production at the Company’s Smiths Falls facility which resulted in a higher gain on changes in the fair value of biological assets relative to the first quarter of last year.

As noted earlier in this MD&A, beginning in the third quarter of Fiscal 2018, flower rooms in the Company’s Smiths Falls, Ontario facility were repurposed for mother/clone rooms to produce over 200,000 clones deployed in the planting of over 1.7 million sq. ft. of additional greenhouse space in the first half of calendar 2018 and additional fulfillment capability, was necessary and worthwhile as it positions the Company to supply larger quantities of cannabis and generate increasing revenues beginning in the second quarter of fiscal 2019.

The Company’s announced production expansion plans, which will add up to 3.2 million sq. ft. over the next 12 months, are expected to yield harvests that will produce increased volumes of available inventories for domestic sales and for export. The Company continues to refine its production processes and methodologies to increase production yields and gross margins.

OPERATING EXPENSES

Sales and marketing expenses include staffing levels in marketing and sales functions needed to service the coming regulated recreational and international markets, costs associated with the development of branding, marketing and education campaigns, costs associated with the development of new permitted product SKUs costs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company’s medical outreach program and the growing customer care center which interfaces directly with the Company’s growing base of patients. Since June 30, 2017, the number of patients has grown from over 59,000 to over 82,000 at June 30, 2018. The outreach program is targeted towards ensuring that healthcare practitioners understand how they can incorporate medical cannabis into their practices. These expenditures are consistent with the Company’s view that strong brand recognition is essential to the Company’s successful ongoing customer acquisition strategy, particularly in the coming recreational market in Canada. These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention. Further, the Company is making these investments to aggressively seek new domestic and international business opportunities to build for the future.

As a result, sales and marketing were up significantly relative to the same periods last year for the purpose of being ready for the recreation market while at the same time developing international markets, and continuing to operate in a medical market in the fourth quarter and through the first half of fiscal 2019. Specifically, sales and marketing expenses for the three months ended June 30, 2018 were $17,266 or 67% of revenue. In comparison, sales and marketing expenses for the three months ended June 30, 2017 were $6,405 or 40% of revenue.

Research and development (“R&D”) expenses for the three months ended June 30, 2018 and 2017 were $756 or 3% of revenue and $133 or 1% of revenue, respectively.

The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of encapsulated cannabis oil capsules in higher volumes as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry to be incorporated in Canopy Growth’s operations. Also, ongoing R&D work being performed in the Company’s Dealers License Area is expected to lead to the development of new cannabis-based product form factors that will enter the market when permitted.

General and administrative (“G&A”) expenses for the three months ended June 30, 2018 and 2017 were $19,588 and $7,493, respectively and 76% and 47% of sales, respectively.

The G&A expenses increased as the company scaled up to be ready for the Canadian legal recreational market, international expansion, and increased governance costs associated with listing on the New York Stock Exchange. G&A includes higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company’s information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses for the three-month period ended June 30, 2018 and 2017 were $1,884 and $836, respectively. Acquisition-related expenses in the first quarter period ended June 30, 2018 were primarily related to the CHI acquisition of $443. The remaining $1,441 was due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

Share-based compensation expense related to options granted to employees and consultants of the Company and to acquisition-related milestones for the three-month period ended June 30, 2018 and 2017 was $30,167 and $4,011, respectively. The acquisition-related milestones share-based compensation expense was $7,095 and $1,130, respectively during the same periods. The acquisition-related milestone share based compensation during the three months ended June 30, 2018 primarily related to Spectrum Denmark, BC Tweed, Vert Mirabel, Apollo and Bodystream and to other affiliates, as summarized in Note 18 to the unaudited condensed interim consolidated financial statements.

ADJUSTED EBITDA (NON-GAAP MEASURE)

The Company’s “Adjusted EBITDA” is a Non-GAAP metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the share-based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-cash items and acquisition activities.

Adjusted EBITDA in the first quarter fiscal 2019 amounted to a loss of $22,479 compared to a loss of $3,859 in the same period last year.

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended
(In CDN$000's)	June 30, 2018	June 30, 2017
		(Restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(30,706)	$(4,240)
IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	26,388	10,784
Unrealized gain on changes in fair value of biological assets	(57,289)	(20,254)
	(30,901)	(9,470)
Share-based compensation expense (per statement of cash flows)[2]	30,951	3,958
Acquisition Costs	1,884	836
Depreciation and amortization (per statement of cash flows)	6,293	5,057
	39,128	9,851
Adjusted EBITDA	$(22,479)	$(3,859)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

2 - Includes $7,095 and $1,130 for the three months ended June 30, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

Other expenses and net income

Other expenses were $60,426 for the three months ended June 30, 2018. The amount includes a loss of $15,630 related to the change in fair value of TerrAscend warrants and a loss of $2,507 on AusCann options. Both the warrants and options were initially recognized at fair value and subsequently remeasured to their fair value at the end of each reporting period. The Company also recognized $18,100 in fair value increases on BC Tweed and Vert Mirabel put liabilities, $16,045 in convertible debt issuance costs and $2,820 in fair value changes of the convertible debt.

The Company recorded an income tax recovery of $2,723 for the three months ended June 30, 2018 relating to changes in the deferred tax liability. In the comparative period last year, the Company recorded income tax expense of $1,333.

Net loss for the three months ended June 30, 2018 was $90,978 compared to net loss of $9,174 in the comparative period last year.

LIQUIDITY

As at June 30, 2018, the Company had cash and cash equivalents available of $657,896, up from $322,560 at the end of fiscal 2018. The increase from the end of fiscal 2018 was mainly due to the issuance of convertible senior notes with an aggregate principal amount of $600,000 offset by cash used to fund operations of $83,686 and investments in facility enhancements totaling $153,654. The Company’s cash and cash equivalents includes cash held by Canopy Rivers, amounting to $20,090 at June 30, 2018.

While the Company has incurred cash losses to date, management anticipates success and eventual cash profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans.

The Company’s objectives when managing its liquidity and capital structure are to generate sufficient cash to fund the Company’s operating, acquisition and organic growth requirements.

The table below sets out the cash, biological assets, inventory, other working capital, and long-term debt at June 30, 2018 and March 31, 2018.

(CDN $000's)	June 30, 2018	March 31, 2018

Cash & cash equivalents	$657,896	$322,560
Biological assets	52,811	16,348
Inventory	118,204	101,607
Other working capital	(64,131)	(49,209)
Current and long-term debt	620,288	8,422
Other long-term liabilities	108,732	61,150

The increase in total working capital to $762,240 (March 31, 2018 - $389,749) was primarily due to the issuance of convertible senior notes, and increases in inventory and biological assets. An increase in accounts payable and accrued liabilities offset the increase in total working capital.

As at June 30, 2018, on average, the biological assets were 36% complete as to the next expected harvest date, compared to 12% average stage of completion as at March 31, 2018.

At June 30, 2018, inventory quantities amounted to 19,721 kilograms of dry cannabis. Of this amount, 2,594 kilograms was finished goods available for sale; 6,576 kilograms of product in process of testing and awaiting release for sale, and 10,551 kilograms of extract-grade cannabis held for conversion to oils and capsules. This compares to March 31, 2018 when a total of 15,726 kilograms of dry cannabis was in inventory, comprised of 2,982 kilograms of finished goods, 3,480 kilograms of product awaiting approvals to be released for sale, and 9,264 kilograms of extract-grade cannabis being held for conversion to oils and to capsules. In addition, the Company had a total of litres of cannabis oil, ranging from concentrated resins, or refined oil, to oil in its finished state and available for sale, up from 6,969 litres held at March 31, 2018, also ranging from concentrated resins to finished oils available for sale. The Company also had 1,055 kilograms of capsules on hand at June 30, 2018.

Inventory at June 30, 2018 amounted to $118,204 (March 31, 2018 - $101,607) and biological assets amounted to $52,811 (March 31, 2018 - $16,348), together totaling $171,015 (March 31, 2018 - $117,955) all of which Management believes is required to meet expected market demands, including the legalized recreational market expected later in calendar 2018.

The increase in inventory since March 31, 2018 was due to the harvests at the Company’s greenhouses in Niagara-on-the-Lake and Bowmanville. Harvested plants were added to inventories during the quarter and quantities maintained to meet the growth in sales expected and meet strain availability requirements, and the expansion of oils.

The long-term assets which total $1,219,519 (March 31, 2018 - $955,040) were comprised principally of intangible assets and goodwill of $442,097, property, plant and equipment and assets in process of $479,898, investments in associates of $93,269 and investments in other financial assets of $177,282 which are comprised of various investments the Company and its subsidiaries have made, and other long-term assets of $26,973 which mainly consists of deposits on property, plant and equipment.

The chart below highlights the Company’s cash flows during the quarter ended June 30, 2018 and 2017.

(CDN $000's)	Three months ended
Net cash provided by (used in)	June 30, 2018	June 30, 2017

Operating activities	$(67,641)	$(12,392)
Investing activities	(182,981)	(10,174)
Financing activities	585,958	36,260
Cash and cash equivalents, beginning of year	322,560	101,800
Cash and cash equivalents, end of period	$657,896	$115,494

CASH USED IN OPERATING ACTIVITIES

The cash used in operating activities prior to changes in working capital during the quarter ended June 30, 2018 amounted to $29,151, with a net loss of $90,978, which included the IFRS accounting unrealized gain on biological assets of $57,289, change in other assets of $3,120, and income tax recovery of $2,951 which more than offset the fair value changes in biological assets included in inventory sold and other inventory charges of $26,388 and other non-cash items such as depreciation and amortization of $6,293, total share-based compensation of $30,951, other income and expenses of $56,312 and other non-cash operating adjustments of $5,243. The cash used in operating activities after changes in working capital during the quarter ended June 30, 2018 amounted to $67,641.

In comparison, the cash used in operating activities prior to changes in working capital during the quarter ended June 30, 2017 amounted to $4,653, with net loss of $9,174 which included the non-cash unrealized gain on biological assets of $20,254 which was offset by net changes in inventory and biological assets of $10,784, other non-cash items such as depreciation and amortization of $5,057, total share-based compensation of $3,958, non-cash other income and expenses of $3,500, and other non-cash operating adjustments of $1,476. The cash used in operating activities after changes in working capital during the quarter ended June 30, 2017 amounted to $12,392.

CASH USED IN INVESTING ACTIVITIES

The cash used in investing activities during the quarter ended June 30, 2018 of $182,981 was primarily due to the expansion of growing capacity at Tweed, the development of BC Tweed and Fredericton New Brunswick locations of $153,654, and investments made by the Company and its subsidiaries of $25,259.

In comparison, the cash used in investing activities during the quarter ended June 30, 2017 of $10,174 was primarily due to the expansion of growing capacity at Smiths Falls and investments made to the Mettrum Bowmanville facility, adding 200% more production capacity along with completion of the retrofit at the existing flowering rooms at that facility.

CASH FROM FINANCING ACTIVITIES

The cash provided by financing activities during the quarter ended June 30, 2018 of $585,958 due to the issuance of convertible senior notes of $600,000, the exercise of stock options and warrants amounting to $1,891, and proceeds from shares issued by Canopy Rivers of $787 which were partially offset, by the payment of debt financing costs of $16,045, payment of lease obligations and repayment of long-term debt amounting to $374, and payment of share issue costs of $301.

In comparison, the cash provided by financing activities during the quarter ended June 30, 2017 of $36,260 was primarily due to $35,255 raised by a controlled subsidiary, Canopy Rivers. Although the Company’s ownership interest in Canopy rivers is 34.5% it holds 91.3% of the voting rights. The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in the financial statements. The Company also received proceeds from the exercise of stock options amounting to $1,511 which were partially offset by the repayment of long-term debt amounting to $416.

LIQUIDITY, FINANCING AND CAPITAL RESOURCES

The Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s development and continued operations and to meet the Company’s liabilities and commitments as they come due. Specifically, the Company has a history of losses with an accumulated deficit of $171,926, share capital of $1,124,485 and working capital of $762,240 as at June 30, 2018. This compares to an accumulated deficit of $91,649, share capital of $1,076,838 and working capital of $389,749 as at March 31, 2018. See below under the heading “Risk Factors”.

CAPITAL ACTIVITIES

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to expand its growing rooms, ancillary rooms, strategic acquisitions, and general working capital requirements to fund operations and to support growth including new opportunities to produce and sell cannabis oil and dry cannabis buds. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock with the following exceptions.

On November 7, 2014, a mortgage was obtained on the Tweed Farms property. The mortgage was obtained from Farm Credit Canada for an original amount of $1,875 (June 30, 2018 - $1,023) at an annual interest rate of 5.3% and had a term of 5 years and an amortization period of 7 years. On August 5, 2016, the Company obtained a second mortgage on the Tweed Farms property with the same Canadian financial institution for an original amount of $3,500 (June 30, 2018 – $2,666) with an annual interest rate of 4.9%, term of 5 years and an amortization period of 7 years. Through the acquisition of Mettrum on January 31, 2017, the Company has an additional mortgage of $2,648, also with the same Canadian financial institution, on the Mettrum property, with an annual interest rate of 4.8%, term of 5 years and an amortization period of 7 years. Through the acquisition of Bedrocan on August 28, 2015, the Company has a long-term debt facility totaling $1,564 with an interest rate of 10%, due on July 1, 2024, payable in blended monthly payments (See “Transactions with Related Parties”).

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the three mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5-year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at June 30, 2018.

The Company’s authorized share capital is an unlimited number of common shares of which 201,550,068 common shares were issued and outstanding as at June 30, 2018, after including 229,952 escrowed shares to be released after meeting certain conditions (March 31, 2018 – 199,557,208 common shares after including 236,277 escrowed shares to be released after meeting certain conditions).

The Company has 18,969,495 options outstanding at June 30, 2018 under the Company employee stock option plan (“ESOP”) at prices between $0.56 and $40.51 per share (March 31, 2018 – 17,245,835 option shares).

At June 30, 2018 the Company also had 18,876,901 warrants for common shares outstanding, all of which are held by an affiliate of Constellation with an exercise price of $12.97 which expire on May 1, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than those as stated below in the section titled “Transactions with Related Parties”.

TRANSACTIONS WITH RELATED PARTIES

The Company leases premises for the two Bedrocan facilities in Toronto and a facility in Edmonton from a company controlled by Murray Goldman, a director of Canopy Growth Corporation. The Bedrocan facility leases expire on October 15, 2018 and August 31, 2024 and the Edmonton facility lease expires on July 31, 2037. The Company also has a consulting agreement with this company. Details of the amounts expensed and owing related to these premises are described in Note 22 Related Parties in the unaudited condensed interim consolidated financial statements.

The Chairman and Chief Executive Officer has been engaged to provide services to the Company at $55 per quarter and is eligible for up to a $300 annual bonus. Details of the amounts expensed and owing are described in Note 22 Related Parties in the unaudited condensed interim consolidated financial statements.

The Company currently has a loan payable to Murray Goldman, a director of the Company. Included in interest expense for the quarter ended June 30, 2018 was an amount of $39 (for the quarter ended June 30, 2017 - $45). At June 30, 2018, the loan balance was $1,522 (March 31, 2018 - $1,564).

During the quarter ended June 30, 2018, $269 was expensed in director’s fees (for the quarter ended June 30, 2017 - $211). The Company had $nil owing in accounts payable and accrued liabilities to directors at June 30, 2018 and March 31, 2018.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

CHANGE IN ACCOUNTING POLICIES

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold.   In addition depreciation and amortization associated with shipping and fulfillment will be recorded to cost of goods sold as period charges. Previously this depreciation and amortization was grouped with other depreciation and amortization on the Statement of Operations.  The Company believes that the revised policy and presentation provides more relevant financial information to users of the financial statements.

The Company’s amended policy is as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations of the related period. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the Consolidated Statements of Operations is comprised of the cost of inventories expensed in the period and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation and the costs of non-cultivating production subsidiaries.

The change in accounting policy has been applied retrospectively and is further described in Note 3 to the Interim Consolidated Statements for the quarter ended June 30, 2018.

NEW OR AMENDED STANDARDS EFFECTIVE APRIL 1, 2018

The Company has adopted the following new or amended IFRS standards for the annual period beginning on April 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to medical customers for a fixed price is recognized when the Company transfers control of the good to the customer.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified in a similar manner as under IAS 39.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss [“FVTPL”], transaction costs.

Financial assets are subsequently measured at:

1.	FVTPL;
2.	amortized cost;
3.	debt measured at fair value through other comprehensive income [“FVOCI”];
4.	equity investments designated at FVOCI; or
5.	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” [the “SPPI test”] as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The Company has elected to measure investments in equity instruments of AusCann, JWC, HydRx, Vapium, Good Leaf, Solo Growth and LiveWell which are included in Other financial assets on the Statement of Financial Position, at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in other comprehensive income.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of April 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9,other than convertible debentures, are initially measured at fair value and subsequently measured at amortized cost. The convertible debenture issued by the Company in June 2018 has been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Accounts receivables	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Restricted investments	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Long-term debt	Other liabilities	Other liabilities
Convertible debentures	Not applicable	FVTPL
BC Tweed and Vert Mirabel put liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

The Company’s investments in JWC royalty interest, Agripharm royalty interest and Radicle repayable debenture (Note 14) were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as these investments fail the SPPI test. The change in classification of these investments did not impact the carrying amounts of these investments on the transition date.

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss [“ECL”] model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at April 1, 2018.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material weakness in our internal control over financial reporting set forth below was noted.

Internal Controls Over Financial Reporting

National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2018, as described below.

Previously Identified Material Weakness Not Fully Remediated

As of March 31, 2018, management concluded that the Company did not maintain effective internal controls over Corporate-wide End User Computing (EUC) spreadsheets; this material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in the financial reporting relies on equally complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets.

Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management has determined that the material weaknesses over EUC has not been fully remediated as of the date hereof.

Remediation Plan and Activities

Management continues to strengthen and improve controls related to the remaining material weaknesses related to End User Computing in the following ways:

•

Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework;

•

Inventoried EUC spreadsheets in use and associated control and implementation of several IT supported systems to reduce reliance on EUC tools. Further IT support initiatives are underway to continue to reduce the use of EUC tools;

•

A cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system was launched in June 2017 to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that is utilizing third party consultants and will expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, will enable continuous improvement and scalability. As Project Summit progresses internal controls over financial reporting are being reviewed and will be updated accordingly when the new ERP is implemented. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

The material weakness related to reliance on EUC has not been fully remediated as at June 30, 2018. Remediation is expected to be completed in fiscal 2019 with the implementation of the ERP system.

Other than those described above, there have been no changes in the Company's internal control over financial reporting during the three months ended June 30, 2018 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Spot Thrapeutics Inc (acquired on August 28, 2017), Grow House JA Limited (acquired 49% on September 6, 2017), Spectrum Cannabis Denmark ApS (acquired control on September 20, 2017), Les Serres Vert Cannabis (acquired 66.7% interest on December 18, 2017), BC Tweed Joint Venture Inc (acquired 66.7% interest  on October 10, 2017) Daddy Cann Lesotho PTY Ltd (acquired on May 17, 2018) and Annabis Ltd (acquired on April 16, 2018). The operations of Spot Therapeutics Inc.,Grow House JA Limited, Spectrum Cannabis Denmark ApS , Les Serres Vert Cannabis, BC Tweed Joint Venture Inc, Daddy Cann and Annabis Ltd combined, represent approximately 16 % of the Company’s assets (approximately 7% of current assets and 26% of non-current assets); they also represent approximately 33% of current liabilities and 5% of long-term liabilities, 1% of the Company’s revenues and 18% of operating expenses for the three months ended June 30, 2018.

ADDITIONAL GAAP MEASURES

The Company uses “Income from operations” as an additional GAAP financial measure within the financial statements and MD&A,but is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period.

Income from operations is calculated as total revenues less total operating expenses derived from the Consolidated Statements of Operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net earnings or other measures of financial performance in accordance with IFRS.

NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock-based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s AIF dated June 27 2018 and in the Company’s Short-Form Prospectuses dated December 16, 2016, August 18, 2016, and April 8, 2016 and January 31, 2018 filed with securities regulators and available on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company operates in a highly regulated business and we may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions in which we operate;
•	The laws and regulations governing medical cannabis are still developing, including in ways that the Company may not foresee;
•	The Company and its subsidiaries have limited operating history, and accordingly, we are subject to many of the risks of early stage enterprises;
•	The Company is reliant on a small number of facilities;
•	This Company is highly dependent on our senior management;
•	The Company is reliant on a number of key inputs, and we are vulnerable to increases in price of those inputs;
•	The Company is dependent on its suppliers and on access to, and its ability to retain, skilled labor;
•	The Company’s medical cannabis growing operations are subject to risks inherent in an agricultural business;
•	The Company is reliant on third parties to transport its products to its customers;
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Premiums for the Company’s insurance coverage may not continue to be commercially justifiable, and the Company’s insurance coverage may have limitations and other exclusions and may not be sufficient to cover potential liabilities;

•	The Company is required to comply with safety, health and environmental regulations;
•	The Company may be subject to product liability claims;
•	The Company’s products may be subject to recalls;
•	The cannabis industry may receive unfavorable publicity or become subject to negative consumer perceptions;
•	The Company may not be able to attract or retain clients;
•	The Company may not be able to successfully manage its growth;
•	The Company has a history of losses;
•	The development and operation of the Company’s business may require additional financing, which the Company may not be able to secure;
•	The Company must rely largely on its own market research and market demand which may not materialize;
•	Conflicts of interest may arise between the Company and its directors and officers;
•	From time to time the Company may be involved in legal proceedings arising in the ordinary course of business;
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The Company competes for market share with a number of competitors and expect even more competitors to enter the market upon the Cannabis Act coming into effect, and many of the Company’s current and future competitors may have longer operating histories, more financial resources and lower costs;

•	The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain;

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Third parties with whom the Company does business may perceive themselves as being exposed to reputational risk by virtue of their relationship with the Company and may ultimately elect not to do business with the Company;

•	The Company is subject to restrictions from the TSX which may constrain the Company’s ability to expand its business internationally;
•	The Company operates as a holding company and depend on the Company’s subsidiaries for cash to satisfy the obligations of the holding company;
•	The Company’s due diligence may not have revealed all material issues relating to acquisitions;
•	The Company may not be successful in the integration of acquired companies into our business;
•	The Company may be unable to successfully achieve the objectives of our strategic alliances;
•	The Company’s operations are subject to increased risk as a result of international expansion;
•	The Company may encounter political and other risks in emerging markets;
•	There may be a risk of corruption and fraud in the emerging markets in which the Company operates;
•	The Company’s operations in emerging international markets may posed an increased inflation risk on its business;
•	Foreign jurisdiction may impose ownership or control restrictions that could adversely impact the Company’s international operations;
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The Company relies on international advisors and consultants in order to keep abreast of material legal, regulatory and government developments that impact the Company’s business and operations in the jurisdictions in which it operates;

•	International operations will result in increased operational, regulatory and other risks;
•	Canadian laws impose prohibitions on corruption and bribery that may be violated by employees or other agents without the Company’s knowledge and despite the Company’s policies and procedures;
•	Future sales or issuances of equity securities could decrease the value of the Company’s common shares, dilute investors’ voting power and reduce the Company’s earnings per share;
•	The Company’s common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions;
•	The listing on the TSX and NYSE may increase the volatility in the price of the Company’s common shares;
•	The Company may not pay dividends in the future;
•	There is no assurance of a sufficient liquid trading market for the Company’s common shares in the future;
•	There is no assurance the Company will continue to meet the listing requirements of the TSX and NYSE;
•	A significant number of the Company’s common shares are owned by Greenstar Holdings;
•	The Copany may lose its status as a foreign private issuer; and
•	As a public company, the Company has substantial obligations;